




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

[] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to

Commission file number 1-5097

**JOHNSON CONTROLS INJECTION MOLDING, LLC SAVINGS AND INVESTMENT (401k) PLAN**
(Title of Plan)

JOHNSON CONTROLS, INC.
5757 North Green Bay Avenue
Milwaukee, Wisconsin 53209

(Name and Address of Principal Executive Offices of Employer-Issuer)

# JOHNSON CONTROLS INJECTION MOLDING, LLC SAVINGS AND INVESTMENT 401(k) PLAN

## FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
## YEARS ENDED DECEMBER 31, 2010 AND 2009

# JOHNSON CONTROLS INJECTION MOLDING, LLC
# SAVINGS AND INVESTMENT 401(k) PLAN
# FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
# YEARS ENDED DECEMBER 31, 2010 AND 2009

**Contents** **Page**



*Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income and Security Act of 1974 have been omitted because they are not applicable.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Johnson Controls Injection Molding, LLC Savings and Investment (401k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Johnson Controls Injection Molding, LLC Savings and Investment (401k) Plan (the "Plan") as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Johnson Controls Injection Molding, LLC Savings and Investment (401k) Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Coleman & Williams, Ltd.

Milwaukee, Wisconsin
June 10, 2011

## JOHNSON CONTROLS INJECTION MOLDING, LLC
## SAVINGS AND INVESTMENT 401(k) PLAN
## STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

| | December 31, | |
|---|---|---|
| | **2010** | **2009** |
| **Assets** | | |
| Investments | | |
| Investment in Master Trust | $ 14,557,373 | $ 10,849,515 |
| Receivables | | |
| Employer contributions | 474,045 | 370,754 |
| Participant contributions | 19,409 | 8,137 |
| Notes receivable from participants | 890,362 | 718,208 |
| | 1,383,816 | 1,097,099 |
| **Net assets available for benefits** | $ 15,941,189 | $ 11,946,614 |

See the notes to the financial statements.

## JOHNSON CONTROLS INJECTION MOLDING, LLC
## SAVINGS AND INVESTMENT 401(k) PLAN
## STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

| | | Year Ended December 31, 2010 |
|---|---|---|
| **Additions** | | |
| Additions to net assets attributed to: | | |
| Investment income | | |
| Net appreciation in fair value of investments | $ | 1,374,047 |
| Other investment income | | 229,738 |
| Interest on notes receivable from participants | | 34,335 |
| | | 1,638,120 |
| Contributions | | |
| Participants | | 2,283,243 |
| Employer | | 474,045 |
| | | 2,757,288 |
| **Total additions** | | 4,395,408 |
| **Deductions** | | |
| Deductions from net assets attributed to: | | |
| Distributions and withdrawals | | 590,410 |
| Administrative expenses | | 263,596 |
| **Total deductions** | | 854,006 |
| Transfers from other plans, net | | 453,173 |
| Net increase | | 3,994,575 |
| Net assets available for benefits, beginning of year | | 11,946,614 |
| Net assets available for benefits, end of year | $ | 15,941,189 |

See the notes to the financial statements.

## NOTE 1 – DESCRIPTION OF THE PLAN

The following description of Johnson Controls Injection Molding, LLC Savings and Investment 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document provided to all participants for a more complete description of the Plan's provisions.

### GENERAL

The Plan is a defined contribution plan adopted effective August 1, 2008 for participation by eligible employees of Johnson Controls Injection Molding, LLC, a production facility of Johnson Controls, Inc. (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan is administered by the Employee Benefits Policy Committee appointed by the Company.

### CONTRIBUTIONS

Participants can designate an amount up to twenty-five percent (25%) of their gross annual compensation as contributions, as defined by the Plan, of which the first six percent (6%) is eligible for the employer's matching contribution. The Company also makes a non-elective annual contribution to the Plan representing three percent (3%) of participant's compensation for employees. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

Participant contributions are deposited in the investment programs of their choice. Participant contribution balances may be reallocated by participants among the investment programs at any time in increments of one percent (1%). However, participants can reallocate deposits out of the Fixed Income Fund no more than once each calendar quarter in order to maximize the rate of return for that fund.

Participants are immediately vested in their contributions plus actual earnings (losses) thereon. Vesting in the Company's discretionary contribution portion of their accounts plus actual earnings thereon is based on years of credited service. A participant is fully vested after 5 years of credited service. A participant becomes fully vested on termination of service due to death, disability or retirement.

If employment terminates other than by reason of retirement, death or total and permanent disability and the participant is not reemployed by the Company or its affiliates within 72 months of that date, the participant's interest in the non-vested portion of the employer contributions may be applied to reduce future employer contributions under the Plan.

### PAYMENT OF BENEFITS

On termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's interest in his or her account. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Benefits are recorded when paid.

PARTICIPANT ACCOUNTS

Participant recordkeeping is performed by Fidelity Investments Institutional Retirement Services Company ("Fidelity").

As of December 31, 2010 and 2009, Plan assets of $1,378,393 and $926,603, respectively, have been allocated to the accounts of persons who are no longer active participants of the Plan, but who have not yet received distributions as of that date.

NOTES RECEIVABLE FROM PARTICIPANTS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or fifty percent (50%) of their account balance, whichever is less. Loans are subject to certain limitations based on the Plan document. Only two loans per participant may be outstanding at any time. Each loan may be for a term up to 5 years. Regular payroll deductions are required to repay a loan. Each loan's interest rate is fixed at the prime rate at the beginning of the calendar quarter in which it is issued. Interest rates range between 3.25% and 9.5%. Loans must be repaid in full at the time of retirement or termination.

The notes receivable from participants are measured at their unpaid principal balances plus accrued unpaid interest. At the time of borrowing, the assets of the participant are sold proportionally to finance the loan. The loan is collateralized in full by the participant's assets in the Plan.

Should a participant fail to make a loan payment when due (including retirement or termination), the participant is given a grace period to cure the delinquency through the end of the calendar quarter following the calendar quarter in which the default arose. If the participant fails to cure the delinquency, a deemed distribution occurs in accordance with provisions of the Plan document. The Plan has not made a provision for uncollectible loans as there are none.

There is no impact on the master trust (see Note 2) if a participant defaults on the loan.

ADMINISTRATIVE EXPENSES

Administrative expenses are paid by the Plan, as allowed by Plan provisions, with all remaining expenses paid by the Company.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared on the accrual basis of accounting.

Accounting Standards Codification (ASC) No. 946, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans," requires disclosure of the fair value, as well as the adjustment to and contract value of, fully benefit-responsive investment contracts held by a defined contribution plan. As the Plan's net assets available for benefits are part of a master trust, this information is provided in the Statements of Financial Position as of December 31, 2010 and 2009 for the master trust (see Note 9).

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

SAVINGS AND INVESTMENT MASTER TRUST

All investments and participant loans of the Plan are included under a master trust arrangement, the Johnson Controls, Inc. Savings and Investment Master Trust ("Master Trust"), trusteed by Fidelity. All investments of the Master Trust, except the investment in the Fixed Income Fund, are stated at market value based on quoted market prices. The Fixed Income Fund, a stable value fund, contains wrap contracts which are stated at contract value. Contract value, as reported to the Plan by Fidelity, represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals and administrative expenses.

The wrap contracts are designed to allow a stable value fund, such as the Fixed Income Fund, to maintain a constant Net Asset Value (NAV) and to protect the fund in extreme circumstances. The wrap issuer agrees to pay the fund the difference between the contract value and the market value of the covered assets once the market value has been totally exhausted. Though relatively unlikely, this could happen if the fund experiences significant redemptions (redemption of most of the fund's shares) during a time when the market value of the fund's covered assets is below their contract value, and market value is ultimately reduced to zero. If that occurs, the wrap issuer agrees to pay the fund an amount sufficient to cover shareholder redemptions and certain other payments (such as fund expenses), provided that all of the terms of the wrap contract have been met. Purchasing wrap contracts is similar to buying insurance, in that the fund pays a relatively small amount to protect against a relatively unlikely event (the redemption of most of the shares of the fund). Fees the fund pays for wrap contracts are a component of the fund's expenses.

Wrap contracts accrue interest using a formula called the "crediting rate" which minimizes the difference between the market value and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the fund's current market value at the fund's current yield to maturity for a period equal to the fund's duration. Crediting rates are reset quarterly. Although the crediting rate may be affected by many factors, including purchases and redemptions by shareholders, the wrap contracts provide a guarantee that the crediting rate will not fall below zero percent (0%). The average yields based on actual earnings were 2.36% and 2.86% for the years ended December 31, 2010 and 2009, respectively. The average yields based on the interest rate credited to participants were 2.31% and 2.33% for the years ended December 31, 2010 and 2009, respectively.

The fund and the wrap contracts purchased by the fund are designed to pay all participant-initiated transactions at contract value. However, the wrap contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events, which include, but is not limited to, the Plan's failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code, any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer, complete or partial termination of the Plan, or any early retirement program, group termination, group layoff, facility closing or similar program. At this time, the occurrence of such an event is not probable.

A wrap issuer may terminate a wrap contract at any time. In the event that the market value of the fund's covered assets is below their contract value at the time of such termination, Fidelity may elect to keep the wrap contract in place until such time as the market value of the fund's covered assets is equal to their contract value. A wrap issuer may also terminate a wrap contract if Fidelity investment management authority over the fund is limited or terminated as well as if all of the terms of the wrap contract fail to be met. In the event that the market value of the fund's covered assets is below their contract value at the time of such termination, the terminating wrap provider would not be required to make a payment to the fund.

Investment income of the Master Trust is allocated among the participating plans daily based on the plans' relative equity interests in each of the Master Trust's investment programs as of the beginning of the applicable day. Interest income and share price appreciation or depreciation are recorded daily by each of the applicable investment programs. Dividend income is recorded either quarterly or semi-annually, depending on the investment program.

The Statements of Financial Position as of December 31, 2010 and 2009 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2010 for the Master Trust are presented in Note 9.

The Plan's assets accounted for less than one percent (1%) of the assets held in Master Trust at both December 31, 2010 and 2009.

At December 31, 2010, participant forfeitures of non-vested employer contributions of $2,676, related to the Plan, were in the Master Trust. At December 31, 2009, no participant forfeitures of non-vested employer contributions, related to the Plan, were in the Master Trust.

RECLASSIFICATIONS

Certain reclassifications have been made in the prior year financial statements to conform to the current year presentation. In accordance with Accounting Standards Update No. 2010-25, participant loans are classified as notes receivable from participants on the Statements of Net Assets Available for Benefits and the Master Trust's Statements of Financial Position (see Note 9).

DATE OF MANAGEMENT'S REVIEW

Management has evaluated subsequent events through June 10, 2011, the date which the financial statements were available to be issued.

JOHNSON CONTROLS INJECTION MOLDING, LLC
SAVINGS AND INVESTMENT 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 AND 2009

## NOTE 3 – INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets available for benefits:

| | December 31, | |
|---|---|---|
| | 2010 | 2009 |
| Investments at fair value as determined by quoted market price (direct): | | |
| Fidelity Freedom 2025 Fund, 157,834 and 140,061 shares, respectively | $ 2,114,971 | $ 1,689,130 |
| Fidelity Freedom 2020 Fund, 100,688 and 83,801 shares, respectively | 1,328,078 | 1,001,417 |
| Fidelity Freedom 2030 Fund, 85,545 and 63,255 shares, respectively | 1,163,411 | 771,706 |
| Fidelity Retirement Government Money Market, 1,083,561 and 1,014,327 shares, respectively | 1,083,561 | 1,014,327 |
| Fidelity Freedom 2035 Fund, 77,123 and 61,973 shares, respectively | 1,062,757 | 761,650 |
| Fidelity Freedom 2015 Fund, 70,074 | * | 816,367 |
| Investments at fair value as determined by quoted market price (indirect): | | |
| Fixed Income Fund, 960,910 and 1,053,392 units, respectively | 960,910 | 1,053,392 |

* Asset was not greater than 5% in the respective year.

During 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

| | | |
|---|---|---|
| Investments at fair value as determined by quoted market price (direct): | | |
| Mutual Funds | $ | 1,142,076 |
| Investments at fair value as determined by quoted market price (indirect): | | |
| Common Stock Fund | | 117,877 |
| Other Separate Accounts | | 114,094 |
| | | 231,971 |
| Net increase in fair value | $ | 1,374,047 |

## NOTE 4 – FAIR VALUE MEASUREMENTS

ASC 820, "Fair Value Measurements and Disclosures," defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a three-level fair value hierarchy that prioritizes information used in developing assumptions when pricing an asset or liability as follows:

*Level 1:* Observable inputs such as quoted prices in active markets;

*Level 2:* Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

*Level 3:* Unobservable inputs where there is little or no market data, which requires the reporting entity to develop its own assumptions.

ASC 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan's investment assets at fair value as of December 31, 2010 and 2009:

| | Assets at Fair Value as of December 31, 2010 | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total |
| Mutual Funds | $ 12,551,829 | $ - | $ - | $ 12,551,829 |
| Common Stock Fund | 430,181 | - | - | 430,181 |
| Other Separate Accounts | 614,453 | - | - | 614,453 |
| Fixed Income Fund | 960,910 | - | - | 960,910 |
| Total assets at fair value | $ 14,557,373 | $ - | $ - | $ 14,557,373 |

| | Assets at Fair Value as of December 31, 2009 | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total |
| Mutual Funds | $ 9,283,496 | $ - | $ - | $ 9,283,496 |
| Common Stock Fund | 271,650 | - | - | 271,650 |
| Other Separate Accounts | 240,977 | - | - | 240,977 |
| Fixed Income Fund | 1,053,392 | - | - | 1,053,392 |
| Total assets at fair value | $ 10,849,515 | $ - | $ - | $ 10,849,515 |

Following is a description of the valuation methodologies used for assets measured at fair value.

*Mutual Funds:* The fair value for Mutual Funds is determined by direct quoted market prices. Mutual funds are open-ended investment companies that obtained proper registration from the Securities and Exchange Commission. The funds publish daily their net asset value (NAV) after the close of trading on regulated financial exchanges. The NAV represents the current market value of the fund's holdings after deducting the fund's liabilities.

*Common Stock Fund:* The fair value for the Common Stock Fund is determined by indirect quoted market prices. The value of the fund is not published, but the investment manager reports daily the underlying holdings. The underlying holdings are direct quoted market prices on liquid and regulated financial exchanges. The fair value of the investments in the Johnson Controls Common Stock Fund reflects a unit value computed daily based on the share price and the value of the fund's short-term investments. At December 31, 2010 and 2009, the Plan held 38,409 units and 33,620 units, respectively, of the JCI Common Stock Fund at unit values of $11.20 and $8.08, respectively.

*Other Separate Accounts:* The fair value for Separate Accounts is determined by indirect quoted market prices. These investments are generally held in a commingled trust. The value of trust is not published, but the investment manager reports daily the underlying holdings. The underlying holdings are direct quoted market prices on liquid and regulated financial exchanges.

*Fixed Income Fund:* The fair value of the Fixed Income Fund is accounted for by the contract value. The underlying investments/holdings are direct quoted market prices on regulated financial exchanges and their value is insured through a contract. Contract value, as reported to the Plan by Fidelity, represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals and administrative expenses. Refer to Note 2 for further information regarding the Fixed Income Fund.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The fair values of participants' and employer contributions receivable approximate their carrying values.

## NOTE 5 – TAX STATUS

The Plan was effective as of August 1, 2008 and the Company has not requested a determination letter, as the deadline to receive a determination letter under the Internal Revenue Service Rules has not yet occurred. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

## NOTE 6 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

## NOTE 7 – PARTY-IN-INTEREST TRANSACTIONS

Transactions involving the Johnson Controls Common Stock Fund, notes receivable from participants and the funds administered by Fidelity, trustee of the Plan, are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

## NOTE 8 – RISKS AND UNCERTAINTIES

The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

## NOTE 9 – JOHNSON CONTROLS, INC. SAVINGS AND INVESTMENT MASTER TRUST

The Statements of Financial Position as of December 31, 2010 and 2009 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2010 for the Master Trust are presented below.

### STATEMENTS OF FINANCIAL POSITION

| | December 31, 2010 | December 31, 2009 |
|---|---|---|
| **Assets** | | |
| Investments at fair value as determined by quoted market price (direct): | | |
| Mutual Funds | $ 1,361,530,778 | $ 1,178,428,516 |
| Investments at fair value as determined by quoted market price (indirect): | | |
| Common Stock Fund | 1,179,088,542 | 901,075,291 |
| Other Separate Accounts | 104,724,454 | 76,344,324 |
| | 1,283,812,996 | 977,419,615 |
| Investments at contract value: | | |
| Fixed Income Fund | | |
| At fair value | 456,349,847 | 446,441,887 |
| Adjustment from fair value to contract value | (11,897,840) | (6,755,982) |
| At contract value | 444,452,007 | 439,685,905 |
| Notes receivable from participants | 69,074,506 | 68,745,934 |
| Total Assets | $ 3,158,870,287 | $ 2,664,279,970 |

## JOHNSON CONTROLS INJECTION MOLDING, LLC
## SAVINGS AND INVESTMENT 401(k) PLAN
## NOTES TO THE FINANCIAL STATEMENTS
## YEARS ENDED DECEMBER 31, 2010 AND 2009

### STATEMENT OF OPERATIONS AND CHANGES IN PARTICIPATING PLANS' EQUITY

| | Year Ended December 31, 2010 |
|---|---|
| **Additions** | |
| Additions to net assets attributed to: | |
| Investment gain | |
| Mutual Funds | $ 142,072,043 |
| Common Stock Fund | 339,868,853 |
| Other Separate Accounts | 22,904,467 |
| | 504,845,363 |
| Contributions | |
| Participants | 135,374,362 |
| Employer | 53,628,650 |
| | 189,003,012 |
| Other investment income | 44,501,132 |
| Interest on notes receivable from participants | 3,120,261 |
| Total additions | 741,469,768 |
| **Deductions** | |
| Deductions from net assets attributed to: | |
| Participant withdrawals | 243,807,031 |
| Administrative fees | 3,112,441 |
| Total deductions | 246,919,472 |
| Net increase prior to transfers from other plans | 494,550,296 |
| Transfers from other plans, net | 40,021 |
| Net increase | 494,590,317 |
| Net assets available for benefits: | |
| Beginning of the year | 2,664,279,970 |
| End of the year | $ 3,158,870,287 |

# SUPPLEMENTAL SCHEDULE

**JOHNSON CONTROLS INJECTION MOLDING, LLC**
**SAVINGS AND INVESTMENT 401(k) PLAN**
**SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)**
**PLAN #001, EIN: 20-1279541**
**December 31, 2010**

| | Identity of Issue, Borrower, Lessor or Similar Party | Description of Investment (Including Maturity Date, Rate of Interest, Par or Maturity Value) | | | Current Value |
|---|---|---|---|---|---|
| * | Fidelity | | | | |
| | Fixed Income Fund | 960,910 | units | $ | 960,910 |
| | Retirement Government Money Market Portfolio | 1,083,561 | shares | | 1,083,561 |
| | Low-Priced Stock Fund | 11,257 | shares | | 431,804 |
| | Freedom Income Fund | 7,802 | shares | | 89,175 |
| | Freedom 2000 | 5,406 | shares | | 62,653 |
| | Freedom 2005 | 24,123 | shares | | 300,094 |
| | Freedom 2010 | 25,436 | shares | | 322,525 |
| | Freedom 2015 | 61,020 | shares | | 776,173 |
| | Freedom 2020 | 100,688 | shares | | 1,328,078 |
| | Freedom 2025 | 157,834 | shares | | 2,114,971 |
| | Freedom 2030 | 85,545 | shares | | 1,163,411 |
| | Freedom 2035 | 77,123 | shares | | 1,062,757 |
| | Freedom 2040 | 47,105 | shares | | 652,876 |
| | Freedom 2045 | 3,732 | shares | | 52,105 |
| | Freedom 2050 | 4,945 | shares | | 69,330 |
| | BlackRock | | | | |
| | Midcap Equity Index | 2,853 | shares | | 60,194 |
| | S&P 500 Index | 13,693 | shares | | 586,629 |
| | EAFE Equity Index | 2,645 | shares | | 37,667 |
| | U.S. Debt Index | 26,738 | shares | | 434,491 |
| | GS Large Cap Value | 12,511 | shares | | 148,750 |
| | Vanguard Primecap Fund | 8,137 | shares | | 555,500 |
| | JP Morgan Mid Cap Value Fund | 11,040 | shares | | 259,116 |
| | Invesco Small Cap Growth | 12,923 | shares | | 388,068 |
| | Dodge & Cox International Stock | 8,701 | shares | | 310,701 |
| | Small Cap Value Fund | 5,771 | shares | | 83,510 |
| | Mid-Cap Growth Fund | 15,690 | shares | | 530,943 |
| | Thornburg International Growth | 4,849 | shares | | 261,200 |
| * | Johnson Controls Common Stock Fund | 38,409 | units | | 430,181 |
| | Investments | | | | 14,557,373 |
| * | Participant Loans (1) | | | | 890,362 |
| | Total investments and participant loans | | | $ | 15,447,735 |

* Indicates a party-in-interest.

(1) There were 224 outstanding loans to participants at December 31, 2010, with varied maturities of up to 5 years. Each loan's interest rate is fixed at the prime rate at the beginning of the calendar quarter in which it is issued. Interest rates range between 3.25% and 9.5%.

**JOHNSON CONTROLS INJECTION MOLDING, LLC**
**SAVINGS AND INVESTMENT (401k) PLAN**
**SIGNATURE**

---

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Johnson Controls, Inc. Employee Benefits Policy Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

JOHNSON CONTROLS INJECTION MOLDING, LLC SAVINGS AND INVESTMENT (401k) PLAN

By:

R. Bruce McDonald
Executive Vice President and Chief Financial Officer
JOHNSON CONTROLS, INC.

June 22, 2011

## JOHNSON CONTROLS INJECTION MOLDING, LLC
## SAVINGS AND INVESTMENT (401k) PLAN
## INDEX TO EXHIBITS

| Exhibit No. | Description |
|---|---|
| 23.1 | Consent of Independent Registered Public Accounting Firm |

Exhibit 23.1

## CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator of the
Johnson Controls Injection Molding, LLC Savings and Investment (401k) Plan:

We consent to incorporation by reference in Registration Statement Numbers 333-173326 and 333-117898 on Form S-8 of Johnson Controls, Inc. of our report dated June 10, 2011 relating to the statement of net assets available for benefits of Johnson Controls Injection Molding, LLC Savings and Investment (401k) Plan as of December 31, 2010 and 2009, the related statements of changes in net assets available for benefits for the period ended December 31, 2010, and the related supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2010, which report appears in the December 31, 2010 annual report on Form 11-K of Johnson Controls Injection Molding, LLC Savings and Investment (401k) Plan.

Coleman & Williams, Ltd.
Milwaukee, Wisconsin
June 22, 2011